UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010.
OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to .
Commission file number: 1-5415

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
A. M. Castle & Co. 401(K) Savings and Retirement Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, Illinois 60523
(847) 349-7111 (Issuer’s telephone number, including area code)

A. M. Castle & Co. 401(K) Savings and Retirement Plan

Table of Contents
Page
Financial Statements:
Report of Independent Registered Public Accounting Firm	1
Statements of Net of Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	12
Schedule H, Line 4i – Schedule of Assets (Held at end of year)	13

Signature Page	14
Exhibit Index	15
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of the Pension Plans and 401(k) Savings and Retirement Plans
A.M. Castle & Co. 401(k) Savings and Retirement Plan
Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of A.M. Castle & Co. 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the supplemental schedules as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, are in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of A.M. Castle & Co. 401(k) Savings and Retirement, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Baker Tilly Virchow Krause, LLP

Chicago, Illinois
June 29, 2011

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
NET ASSETS
Participant directed investments at fair value	$81,215,882	$76,509,620
Notes receivable from participants	2,165,551	2,000,350

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	83,381,433	78,509,970
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(104,181)	590,802
NET ASSETS AVAILABLE FOR BENEFITS	$83,277,252	$79,100,772

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2010

ADDITIONS TO NET ASSETS
Investment income
Interest	$103,241
Dividends	633,531
Net appreciation in fair value of investments	6,510,154
Total investment income	7,246,926

Contributions
Employer	1,116,115
Participant	3,352,929
Rollovers from other qualified plans	347,652
Total contributions	4,816,696

Other income	253,058

Total additions	12,316,680

DEDUCTIONS FROM NET ASSETS

Benefits paid to participants	(8,018,150)
Administrative fees	(122,050)
Total deductions	(8,140,200)

NET INCREASE	4,176,480

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	79,100,772

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$83,277,252

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the A. M. Castle & Co. 401(k) Savings and Retirement Plan (“the Plan”) is provided for general information purposes only.  Users of these financial statements should refer to the Plan document for more complete information.

General:  The Plan was established on January 1, 1957.  The Plan was amended and restated from time to time to provide a means for eligible (salaried and nonsalaried) employees to participate in the earnings of A. M. Castle & Co. and its subsidiaries (the “Company”) in order to build a supplemental retirement fund and to provide additional disability and death benefits.  Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution 401(k) plan available to salaried and other eligible employees of the Company and certain of its subsidiaries.  Employees of the Company are eligible to become participants in the Plan on the first day of the month following the completion of 30 days of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee:  The Principal Financial Group (the “Trustee”) is the Trustee of the Plan effective September 1, 2005.  The Plan’s trust fund is administered under the terms of certain trust agreements between the Company and the Trustee.  The trust agreements provide, among other things, that the Trustee shall account for all investments, receipts, and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the period.

Participant Accounts:  Participants may contribute up to 100% of their compensation, as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations as well as rollover contributions.  Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit.  Participants direct the investment of their participant and employer contributions among various investment options offered by the Plan, including the common stock of the Company.

Employer Contributions:  On July 1, 2008, the Plan was amended to provide a fixed contribution of 4% of eligible earnings for all employees of the Company, excluding the USWA participants, and the employer’s matching contribution was increased to 50% of each dollar the employee contributes to the Plan up to the first 6% of the participant’s pretax compensation. For employees whose pension benefit was frozen on July 1, 2008 and who met eligibility requirements, there is a fixed “pension credit” contribution of either 3% or 6% of eligible compensation earned on and after July 1, 2008, based on age and service at the time the benefit was frozen.  USWA participants receive no employer contributions.  Effective April 27, 2009, the Company suspended all employer contributions into the Plan including the matching contributions, fixed contributions and “pension credits”.  The employer matching contributions and “pension credits” were reinstated by the Company on April 26, 2010, per Plan amendment.  Effective July 1, 2011, the Plan will be amended to provide for a Company matching contribution of 100% of each dollar the employee contributes to the Plan up to the first 6% of the participant’s pretax compensation.  Effective July 1, 2011, the portion of the Plan that previously provided for a fixed contribution of 4% of eligible earnings for all employees will be eliminated.

Vesting:  Participant contributions (including rollover contributions) and earnings thereon are at all times 100% vested.  For employer contributions to the Plan after June 30, 2008, and any earnings thereon, participants will be fully vested after completing two calendar years of service.  In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s disability or death.

Forfeitures:  Matching contributions made by the Company may be reduced by the amount of forfeitures from employees’ matching contribution accounts.  Amounts forfeited from employees’ profit sharing contribution accounts are to be allocated to eligible participants, as defined by the Plan.  The amount of forfeitures, which reduced matching contributions for the year ended December 31, 2010, was $145,118.  At December 31, 2010 and 2009, there were unallocated forfeitures of $1,137 and $40,399, respectively.

Allocations of Income:  Earnings of the Plan, as defined, are allocated to participants’ accounts based on the proportion of each participant’s account balance within each fund to the total account balance.

Notes Receivable from Participants:  Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balances for a specified time period, as defined in the Plan document.  Interest is charged on outstanding loans at one percentage point above the prime rate in effect at the time of the loan.  Loan rates are established at the beginning of each quarter.  Loans are secured by the balance in the participant’s account.  Upon termination of employment, participant loans (if in default) are first deducted from participant equity, with the remaining equity balance distributed to the participant.

Payment of Benefits:  Benefit payments from the Plan will not be made until a participant retires, dies, attains age 65, or otherwise terminates employment with the Company.  Benefit payments are made in cash in a lump sum, an installment basis, purchase of an annuity, or can be rolled over to another plan or an individual’s Individual Retirement Account.  Hardship withdrawals are allowed by the Plan in certain cases of financial hardship, as defined by the Plan.  Benefit payments to participants are recorded when paid.  Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid but whose distributions have not yet been paid.  Plan assets allocated to the accounts of these participants were $22,000 and $49,266 at December 31, 2010 and 2009, respectively.

Basis of Accounting:  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan utilizes various investment instruments, including mutual funds, a common collective fund, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition:  Investments are stated at fair value.  The fair values of common stock and mutual fund investments are based on quoted market prices as of the last day of the year.  Common collective trusts are valued at the fair value based on the Accumulating Net Asset Value (NAV) of the underlying investments of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust.  Interest and dividends earned on investments, but not yet received, are included in the statements of net assets available for benefits.

Net appreciation (depreciation) in fair value of investments is calculated as the difference between market value at January 1, or date of purchase if subsequent to January 1, and fair value at year end.  Fully benefit-responsive investment contracts included in the underlying investments of the ABN AMRO Income Plus Fund, a common collective trust fund in which the Plan holds an interest, is to be presented at fair value.  The difference between the fair value of this investment and its contract value is presented as a separate adjustment in the Statements of Net Assets Available for Benefits because the contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.

Investment Options
The investment options provided under the Plan are as follows:

Common Stock
A. M. Castle & Co. common stock – consists entirely of A. M. Castle & Co. common stock.

Mutual Funds
Conservative Allocation Fund - The fund’s objective is to provide long-term growth of income and a high and sustainable level of current income, along with moderate long-term capital appreciation. The fund invests approximately 60% to 65% of assets in investment-grade corporate, U.S. Treasury, and government agency bonds, as well as mortgage-backed securities.

Large Cap Value Fund - The fund’s objective is to provide long-term growth of capital and income.  The fund invests at least 80% of assets in common stocks and other equity securities of companies that pay or are expected to pay dividends.

Large Cap Growth Fund -  The fund’s objective is to provide long-term capital appreciation and, secondly, current income. The fund primarily invests in common stocks and convertible securities.

Large Cap Blend Fund - The fund’s objective is to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a passive management or indexing investment approach designed to track the performance of the Standard & Poor's 500 Index. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Mid Cap Value Fund - The investment seeks capital appreciation. The fund primarily invests in the common stocks of mid-sized companies whose stock prices the portfolio managers believe are undervalued.

Small Cap Growth Fund - The investment seeks long-term growth of capital. The fund normally invests at least 80% of assets in equities securities of small-, mid-, and micro-cap companies.

Foreign Large Blend Fund - The investment seeks long term growth of capital. The fund invests 80% of net assets in international equities.

Equity Fund – The investment is comprised of the Large Cap Growth Fund and Large Cap Value Fund described above.

Common Collective Trust
Fixed Income Fund - The fund seeks to obtain competitive fixed income returns in different interest rate environments. The fund has been developed to preserve principal, maximize income and provide a high degree of liquidity without sacrificing credit quality.

Administrative Expenses:  Administrative and trustee expenses are allocated to participants’ accounts based on the proportion of each participant’s account balance to the total of all account balances. Some Plan expenses are also paid by the Plan sponsor.

Recent Accounting Pronouncements:  In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires additional disclosures regarding transfers between Level 1, 2 and 3 of the fair value hierarchy, as well as a more detailed reconciliation of recurring Level 3 measurements. Certain aspects of ASU 2010-06 were effective and adopted by the Plan for the period ended December 31, 2010. However, this adoption did not have and is not expected to have a material impact on the Plan’s Statements of Net Assets Available for Benefits or the Statement of Change in Net Assets Available for Benefits.

In February 2010, the FASB issued Accounting Standards Update No. 2010-09 “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09”), which amends the Subsequent Events Topic by no longer requiring an SEC filer to disclose the date through which subsequent events have been evaluated. The Plan has evaluated subsequent events through the date that the financial statements were approved and available to be issued, for events requiring recording or disclosure in the Plan’s financial statements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25 “Plan Accounting- Defined Contribution Pension Plans (Topic 962): Amendments to Reporting Loans to Participants by Defined Contribution Pension Plans” (ASU 2010-25”), which amends the classification of participant loans from investments to notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 was effective and adopted by the Plan as of December 31, 2010 and resulted in a reclassification on the Plan’s Statements of Net Assets Available for Benefits and the Fair Value Measurements disclosure (Note 6).

Reclassification:  For comparability, certain 2009 amounts have been reclassified to conform to classifications adopted in 2010.

NOTE 2 - INVESTMENTS
The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits (at fair value) as of December 31 are as follows:
	2010	2009
Common collective trust fund
ABN AMRO Income Plus Fund (at contract value)	$26,638,027	$28,131,709
Mutual funds
A. M. Castle & Co. Equity Fund	17,722,131	17,079,956
Artio International Equity II Fund	5,391,374	5,590,538
Vanguard Wellesley Income Fund	9,403,617	7,281,894
Perkins Mid Cap Value Fund	4,527,412	4,274,949
Royce Value Plus Service Fund	4,322,067	3,672,330	*
Common stock
A. M. Castle & Co.	5,440,367	4,029,225

*This investment is listed for comparison purposes as it is less than 5% of total net assets available for benefits as of December 31, 2009.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

A. M. Castle & Co. common stock	$1,524,307
Common collective trust fund	501,777
Mutual funds	4,484,070

Net appreciation in fair value of investments	$6,510,154

NOTE 3 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 2002 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Plan’s management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA.  In the event of termination of the Plan, all participants shall become 100% vested in their accounts and no part of the trust fund shall revert to the Company.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Loans made to Plan participants, qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

The Plan invests in the common stock of the Plan sponsor, A. M. Castle & Co.  This qualifies as a related-party transaction.  As of December 31, 2010, the fair value of this common stock held in the Plan was $5,440,367 on 295,512 shares.  The fair value as of December 31, 2009 was $4,029,225 on 294,319 shares held.

During 2010, administrative fees of $122,050 were paid by the Plan to The Principal Financial Group, which qualify as party-in-interest transactions.  The Plan sponsor also pays certain fees and expenses of the Plan.

NOTE 6 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) for measurement and disclosure purposes with respect to financial assets and liabilities. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies, is described below:

Level 1 — Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets that the Plan has ability to access.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Plan’s own assumptions, consistent with reasonably available assumptions made by other market participants.

The following describes the valuation methodologies used for assets measured at fair value.

Common stock – valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – valued at the net asset value of shares derived by the quoted prices of underlying investments held by the fund at year-end.

Common collective trust – valued at the Accumulated Net Asset Value (NAV) of underlying investments of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Balance at December 31, 2010
Common stock A.M. Castle & Co.	$5,440,367	$—	$—	$5,440,367
Mutual funds Conservative Allocation Fund Large Cap Value Fund Large Cap Growth Fund Large Cap Blend Fund Mid Cap Value Fund Small Cap Growth Fund Foreign Large Blend Fund Equity Fund	9,403,617 2,580,691 1,858,640 3,227,375 4,527,412 4,322,067 5,391,374 17,722,131	— — — — — — — —	— — — — — — — —	9,403,617 2,580,691 1,858,640 3,227,375 4,527,412 4,322,067 5,391,374 17,722,131
Common collective trust Fixed Income Fund	—	26,742,208	—	26,742,208
Total	$54,473,674	$26,742,208	$—	$81,215,882

The following table sets forth the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Balance at December 31, 2009
Common stock A.M. Castle & Co.	$4,029,225	$—	$—	$4,029,225
Mutual funds Conservative Allocation Fund Large Cap Value Fund Large Cap Growth Fund Large Cap Blend Fund Mid Cap Value Fund Small Cap Growth Fund Foreign Large Blend Fund Equity Fund	7,281,894 2,371,226 1,702,155 2,966,440 4,274,949 3,672,330 5,590,538 17,079,956	— — — — — — — —	— — — — — — — —	7,281,894 2,371,226 1,702,155 2,966,440 4,274,949 3,672,330 5,590,538 17,079,956
Common collective trust Fixed Income Fund	—	27,540,907	—	27,540,907
Total	$48,968,713	$27,540,907	$—	$76,509,620

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H FORM 5500

The reconciliation between the financial statements and Form 5500 is as follows:

	2010	2009
Net assets per Form 5500, Schedule H	$83,379,843	$78,509,970
Adjustment from fair value to contract value for fully benefit - responsive contracts	(104,181)	590,802
Other	1,590	—
Net assets available for benefits per financial statements	$83,277,252	$79,100,772

2010
Increase in net assets per Form 5500, Schedule H	$4,869,873
Less: 2010 adjustment from fair value to contract value for fully benefit – responsive contracts	(104,181)
Add: Other 2010 adjustment	1,590
Less: 2009 adjustment from fair value to contract value for fully benefit – responsive contracts	(590,802)
Increase in net assets available for benefits per financial statements	$4,176,480

NOTE 8 – INVESTMENT IN THE ABN AMRO INCOME PLUS FUND

In 2010 and 2009, the Plan invested in the ABN AMRO Income Plus Fund (“Income Plus Fund”), a sub-fund of the ABN AMRO Pooled Trust fund for Employee Benefit Plans, (common collective trust fund).  The Income Plus Fund is invested and reinvested primarily in guaranteed investment contracts (GICs), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs.  In a traditional GIC, the Income Plus Fund enters into a contract with an issuer (typically a bank or life insurance company), which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the Income Plus Fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks, or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the "contract value" of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Income Plus Fund in the event that shareholder redemptions result in partial or total contract liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract's crediting rate to fall below zero percent, the wrap provider is obligated to contribute to the Income Plus Fund an amount necessary to maintain the contract's crediting rate to at least zero percent. The circumstances under which payments are made and the timing of payments between the Fund and the wrap provider may vary based on the terms of the wrap contract.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include termination of participating plans, or a material adverse change to the provisions of participating plans.  At this time, neither the Plan nor the Income Plus Fund, believes that the occurrence of any such event, which would limit the Income Plus Fund’s ability to transact at contract value with participants, is probable.

The net asset value of the Income Plus Fund's share classes is determined on a daily basis. Units can be issued and redeemed on any business day at that day's unit value. All earnings, expenses, and gains and losses of the Income Plus Fund are reflected in the calculation of the daily unit value.  Although it is intended to permit daily withdrawals, some of the assets of the Income Plus Fund, especially investment contracts, may require an adjustment in the value of the investment if a withdrawal is made. In any event, the withdrawal may be deferred over such period of time, not to exceed one year, as may be deemed necessary for fair and orderly management of the Income Plus Fund.

NOTE 9 – SUBSEQUENT EVENTS

Effective January 1, 2011, eligible employees that did not previously participate in the Plan were automatically enrolled unless an alternative action was made.  A salary deferral of three percent of pre-tax compensation, increasing one percent annually until a maximum deferral of ten percent is reached, for each automatically enrolled participant defaults into the T. Rowe Price Target Date Retirement Funds, unless the participant elects an alternative investment option.

Effective January 10, 2011, the A. M. Castle & Co. Equity Fund closed and existing assets were equally allocated to the Montag & Caldwell Growth Fund and the Allianz NFJ Dividend Value Fund, which represent the two funds that previously comprised the equity fund.  Effective January 1, 2011, the T. Rowe Price Target Date Retirement Funds were added as investment options for participants.

SUPPLEMENTARY INFORMATION

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the Year Ended December 31, 2010

Name of plan sponsor: A. M. Castle & Co.
Employer identification number: 36-0879160
Three-digit plan number: 002

Participant Contributions Transferred Late to Plan	Total that Constitute Non-Exempt Prohibited Transactions
☐ Check Here if Late Participant Loan Repayments are Included					Total Fully Corrected Under VFCP and PTE 2002-51
		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$1,030	*	$—	$—	$—	$1,030

* Amount represents delinquent participant contributions for prior years that were fully corrected in 2010.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of plan sponsor: A. M. Castle & Co.
Employer identification number: 36-0879160
Three-digit plan number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
		Common Stock
*	A. M. Castle & Co.	A. M. Castle & Co. Common Stock	**	$5,440,367

		Mutual Funds
	Aston Asset Management	Montag & Caldwell Growth Fund	**	9,120,511
	Allianz NFJ Advisors	Dividend Value Fund	**	8,601,620
		Total A. M. Castle & Co. Equity Fund	**	17,722,131

	Allianz NFJ Advisors	Dividend Value Fund	**	2,580,691
	Aston Asset Management	Montag & Caldwell Growth Fund	**	1,858,640
	Artio Global Investors	International Equity Fund	**	5,391,374
	Janus International Holding, LLC	Perkins Mid Cap Value Fund	**	4,527,412
	The Royce Funds	Royce Value Plus Service Fund	**	4,322,067
	The Vanguard Group	Wellesley Income Fund	**	9,403,617
	The Vanguard Group	Vanguard 500 Index Signal Fund	**	3,227,375

		Common Collective Trust Fund
	ABN AMRO Investment Trust Co.	Income Plus Fund	**	26,742,208

		Participant Loans
*	Participant loans	Maturing through 2018, at interest rates of 4.20% to 9.75%	-	2,165,551

	Total investments			$83,381,433

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

Date: June 29, 2011	By:	/s/ Kevin P. Fitzpatrick

	Name:	Kevin P. Fitzpatrick
	Title:	Plan Administrator

EXHIBIT INDEX

Exhibit Number
23.1*	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm
* Filed herewith

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-160942 of A. M. Castle & Co. on Form S-8 of our report dated June 29, 2011, appearing in this annual report on Form 11-K of A. M. Castle & Co. 401(k) Savings and Retirement Plan for the year ended December 31, 2010.

/s/ Baker Tilly Virchow Krause, LLP
Baker Tilly Virchow Krause, LLP

Chicago, Illinois
June 29, 2011